N E W S R E L E A S E

TALISMAN INCREASES SHARE REPURCHASE LIMIT

CALGARY, Alberta - December 19, 2006 - Talisman Energy Inc. has received approval from the Toronto Stock Exchange (TSX) for an amendment to its notice of intention for its current normal course issuer bid (NCIB) which was originally filed on March 22, 2006. The amendment increases the maximum number of common shares that Talisman may purchase over the 12 month period of the NCIB ending March 27, 2007 from 5 percent of the issued and outstanding shares on March 22, 2006 to the maximum permitted by the TSX, being 10 percent of the public float on March 22, 2006 of approximately 1,097,670,000 common shares. The amended maximum is 109,767,000 common shares.

To date, Talisman has purchased 31,794,400 common shares under the current NCIB, representing approximately 2.9 percent of the public float on March 22, 2006, at an average price of $18.56 per common share. Taking into account planned purchases to the end of 2006 and limitations on the number of shares Talisman is permitted to purchase in any 30 day period thereafter, Talisman could purchase up to approximately 66,398,000 additional common shares through to the expiry of the NCIB on March 27, 2007. Talisman intends to renew its NCIB upon expiry.

Talisman may purchase common shares under the NCIB through the facilities of both the TSX and the New York Stock Exchange (NYSE). The Company has received an order from the applicable Canadian securities regulators to allow it to make purchases through the facilities of the NYSE within the TSX limits for the NCIB.

Talisman’s primary objective is to increase shareholder value by delivering growth in reserves and production volumes per share. While successful exploration and development are the best value generators in the upstream oil and gas business, Talisman also advances this objective through the purchase of its own shares.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information on Talisman Energy, please contact:

David Mann                                 Christopher J. LeGallais
Senior Manager, Corporate & Investor Communications        Senior Manager, Investor Relations
Phone: 403-237-1196                             Phone: 403-237-1957
Fax: 403-237-1210                             Fax: 403-237-1210
E-mail: tlm@talisman-energy.com                     Email: tlm@talisman-energy.com

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